РТ Элемтә Министрлыгы

«КАЗАН ШӘҺӘРЕ ТЕЛЕФОН ЧЕЛТӘРЕ» АЖ

420061, г. Казань, ул. Н.Ершова, 55е

ГТС

Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

Телефон : 75-08-08

Факс: 72-23-21

№ 104 от 13.06.02

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Уважаемые господа,

От имени ОАО «Казанская ГТС», компании,зарегистрированной в российской Федерации, я направляю перечисленные ниже документы в соответствии с правилом 12g 3-2 (b) (iii) по Закону о ценных бумагах и биржах 1934 года (Закону о биржах):

Описание документов /Дата

1.Изменения в ежеквартальном отчете за 1 квартал 2002 г.

С уважением,
Ахмат Фахриев
Генеральный директор

dw 6/26

РТ Элемтэ Министрлыгы

«КАЗАН ШЭҺЭРЕ ТЕЛЕФОН ЧЕЛТЭРЕ» АЖ

420061, г. Казань, ул. Н.Ершова, 55е

ГТС

Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

Телефон : 75-08-08

Факс: 72-23-21

N104 от 13.06.02

EXEMPTION # 82-4754

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. QUATERLY REPORT BY ISSUER OF SECURITIES Open Joint Stock Company 2002, 1 QUARTER.

Yours truly,
General Director
Fahriev A. M.

ТАТАРСТАН РЕСПУБЛИКАСЫ КАЗАН ШЭҺЭРЕ АЧЫК АКЦИОНЕРЛЫК ЖӘМГЫЯТЕ
РЕСПУБЛИКА ТАТАРСТАН ГОРОД КАЗАНЬ ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ
Р 48195/02
ГТС
ИНН 1653007966

«Approved»

by Board of Directors
Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set» (Kazan GTS)
Minutes № 21 dated of 8.05.2002

The chairman of board of directors
R.T. Minister of Communications R.G. Zalyalov ______________
(Signature)

Seal

QUARTERLY REPORT BY ISSUER OF SECURITIES

2002 I QUARTER

Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set»

Issuer code : 55110-D
Place of location: Republic of Tatarstan
Mail address: 55-e, N. Ershov Str., Kazan, 420061

« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»

General Director A. M. Fahriev ______________

Chief Accountant L.V. Tyugaeva ______________

8.05.2002

Contact person: ***Elvira R. Akhmadullina***
Position: ***Engineer SC dpt.***
Tel: ***(8432) 72-63-93***
Fax: ***(8432) 72-23 -21***
E-Mail: ***elia@gts.kazan.su***

A. DATA ON ISSUER

19. Participants of Issuer.
Total number of shareholders (participants): *2 237*

25. Shares of all legal entities with more than 5% of Charter Capital owned by the Issuer and of their officials in the Issuer's Charter Capital:

25.1 Name: ***Close Joint Stock Investment Company «Elemte»***
Place of location: ***Republic of Tatarstan***
Mail address: ***3, Rahmatullina Str., Kazan, 420503***
Issuer's share in the Charter Capital of the legal entity: ***32,86 %***
Share of this entity in the Issuer's Charter Capital: ***6,16 %***

32. Number of personnel.
The number of personnel, including branches and representations, for the reported period constitutes 1 059 people

42. Essential facts (event, action), having a place in the reported quarter.

Date of occurrence of the fact (event, action): ***11.01.2002***
Code: ***1155110D11012002***

Types of securities: The nominal documentary coupon series 05 bond, coupon 6, tranche 3
Date of charging the income under the bonds: the list is drawn up as of 13-00 Moscow time 10.01.2002
Date of coupon income payment: 11.01.2002
Size of interest charged on one bond: 22,2 % annual.
Total of the bonds of one tranche, on which the income is charged: 100 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): ***10.01.2002***
Code: ***1555110D10012002***

Types of securities: The nominal documentary coupon series 05 bond, coupon 6, tranche 3
Date of drawing up the list of bondholders, having the right to receive coupon income: 13-00 Moscow time 10.01.2002

Date of occurrence of the fact (event, action): ***31.01.2002***
Code: ***0455110D31012002***

The name, place and mail address of the legal entity: OOO "Taxophone", 17, Baumana Str., Kazan, 420111.
Share of the emitter in the charter capital of the legal entity:
- Before change – 24.5 %
- After change – 10 %
The date, when the change in charter capital took place: 31.01.2002.

Date of occurrence of the fact (event, action): ***7.02.2002***
Code: ***1355110D07022002***

January 28, 2002 the board of directors of OAO "Kazan GTS" has decided:
1. To consider decision on accommodation of OAO "Kazan GTS" nominal non- documentary telephone loan coupon series 06 bonds invalid, which was accepted on 26.07.2001 at the meeting of OAO "Kazan GTS" Board of directors.
2. To ratify the decision on accommodation of OAO "Kazan GTS" nominal non-documentary telephone loan coupon series 06 bonds with the following conditions of the issue:
- Nominal non-documentary telephone loan bonds;
- Series 06;
- Total of the bonds - 1600 (one thousand six hundred) pieces.
Nominal value of each issued bond - 3000 (three thousand) rbl.;
- Total nominal value of the issue - 4 800 000 (four million eight hundred thousand) rbl.;
- Method of accommodation - closed subscription;
- Term of accommodation of the issued bonds:
Accommodation of the bonds begins on the first calendar day following the day of the state registration of the bonds issue.
The end date of the bonds accommodation is the date of accommodation of the last bond, but not later than one year from the moment of the ratification of the decision on issue of securities.
- The purchaser of all bonds of the issue is the state unitary enterprise " Postal service " Tatarstan pochtasy ". Mail address: GUP UPS " Tatarstan pochtasy ": 3, Rahmatullina Str., Kazan, 420111, Republic of Tatarstan, Russia, 420111, INN 1654032676.
- Order of the bonds accommodation:
Accommodation of the bonds is carried out on the basis of the bonds sale and purchase agreements concluded by the emitter with the state unitary enterprise " Postal service" "Tatarstan pochtasy". The contract on purchase of the bonds can be concluded from the date of a beginning of securities accommodation to the end date of securities accommodation. The contract on purchase of the issued securities is concluded as follows: the state unitary enterprise " Postal service" "Tatarstan pochtasy" and the emitter make a complete text of the agreement and simultaneously sign it by their authorized persons.
- The price of accommodation of each bond of the issue is established at 3000 (three thousand) roubles.
- Order of payment for the bonds:
Securities are paid for with money.

Conditions and order of payment for the bonds of the issue by money:

The method of payments - non-cash in Russian roubles.
Periodicity of payments - unitary. The installment plan is not stipulated.
Money are to be transferred to GUP UPS " Postal service "Tatarstan pochtasy " to the account of the emitter № 40702810500020001670 in " Joint-stock commercial bank " AK BARS ", corresponding account № 30101810000000000805, BIK 049205805.

Non-money form of payment is specified when purchasing the issued securities.

Conditions and order of payment of the bonds of the issue with non-money resources:

Types of non- money resources accepted as a payment for the issued securities:

Type: common nominal bill of the state unitary enterprise " Postal service " Tatarstan pochtasy "
Characteristic: Interest-free, expiration period - (three) 3 months from the date of drawing up.
Place of payment: Kazan. A place of drawing up the bill: 3, Rahmatullina Str., Kazan.

If the bonds are paid for with the bill , the contract on purchase of the bonds is to be concluded. The bill transfer as a payment for the bonds is effected by means of certificate of reception and transfer of the bill signed by authorized persons of the emitter and GUP UPS " Tatarstan pochtasy ". The installment plan is not stipulated. The bill is drawn up in complete conformity with the Federal law dated from March 11, 1997. N 48-F3 " Drafts and bills ".

When the bonds are paid for with the bill, state unitary enterprise " Postal service " Tatarstan pochtasy" is to transfer money during the maturity period indicated in the bill, to the account of the emitter № 40702810500020001670 in "Joint-stock commercial bank "AK BARS", corresponding account № 30101810000000000805, BIK 049205805.
The form of settlement of the bill: non-cash in the Russian roubles.
- Form of settlement of the bonds.
The settlement of the bonds of the issue is made to the holders of the bonds being those as of date of drawing up the list of the bonds - 18.00 Moscow time of a day previous to the 3-rd (third) working day before the date of the beginning of settlement of the bonds.
The list of the issued bonds holders is made by the professional securities market participant, having the license to keep the register of the investors (register keeper), on the basis of the agreements for keeping of the register between the emitter and register keeper.
The settlement of the issued bonds occurs in order of incoming written requests. The holder of the bond for its settlement directs a written request to the payment agent location.
The written request of the holder on settlement of the issued bonds must contain:
a) Quantity of the bonds and requisites of the issued bonds, belonging to the holder, on which money payments are made;
b) Legal, mail addresses, contact telephones of the person authorized to receive indicated money on the bonds.
c) Tax status of the person authorized to receive the settlement money and other incomes on the Bonds (the resident, non-resident with constant representation in Russian Federation, non-resident without constant representation in Russian Federation);
d) Requisites of the bank account of the person authorized to receive indicated money on the bonds.
The payment of bonds settlement money is made by the payment agent in the non-cash order within 10 (ten) days from the date of granting by the bond holder a written request for its settlement.
Non-granting of a written request by the bond holder for its settlement in the established period of settlement of the bonds does not release the emitter of the obligation of settlement of the bonds in limitation period, established by the current legislation of Russian Federation.

Information on settlement of the bonds payment agent.

The complete company name of the legal entity: the closed joint-stock company " the Investment company " Elemte ".
Short company name: ZAO IC " Elemte "
Location: Kazan, Republic of Tatarstan.
Mail address: 3,Rahmatullina str., Kazan, 420503. p.o. 258
Contact telephones: (8432) 64-26-12, 64-41-20.
License № 000-02242-111400 dated from November 01, 1999, is given by a Federal commission of the equity market of Russian Federation.
- Settlement period of the bonds.
Starting date of the issued bonds settlement: February 02, 2004.
End date of the issued bonds settlement: March 31, 2004.
- Opportunity and conditions of advance settlement of the bonds.
The advance settlement of the issued bonds is made only in the form of reception of unscheduled access to a telephone network equal to a nominal value of the bond. The unscheduled access to a telephone network is granted by the emitter of the bonds.
- Period of advance settlement of the bonds.
Starting date of advance settlement of the issued bonds: the next working day after a day of state registration of the report on the results of the securities issue.
End date of advance settlement of the issued bonds: January 26, 2004.

- Terms of advance settlement of the bonds.
Terms of advance settlement of the bond is a technical availability of installation the telephone to the address of bond holder by unscheduled access to a telephone network.
The implementation of the right for the unscheduled granting access to a telephone network by the conclusion of the agreement on rendering telephone services is carried out in the following order: the buyer (holder) of the bond submits the application to check for a technical opportunity to install a

telephone to any sales point of securities at the addresses indicated in item 13 of the present decision on issue; the technical opportunity of telephone installation is defined by the emitter within 10 (Ten) days from the date of submission of the application; the results of the technical availability check are marked on the application sent by the bond holder. Technical availability means the right for the bond holder (buyer) to conclude the agreement on rendering telephone services at the stated address.
Date of advance settlement of the bond is the date of the agreement conclusion on rendering telephone services between the emitter of the bond and holder of the bond at the address indicated by the holder of the bond.
The advance settlement of the issued bonds in the money form is not stipulated. The holder of the bond does not pay for the agreement on rendering telephone services in case of settlement of the bond by granting unscheduled access to a telephone network.
The payment agent in case of advance settlement of the bonds is not stipulated.

2. To entrust ZAO IC "Elemte"as the general agent on organization of the issue of nominal non-documentary telephone loan series 06 bonds .

Date of occurrence of the fact (event, action): *19.02.2002*

Code: *1155110D19022002*

Type of securities: The nominal documentary coupon series 05 bond, coupon 7, tranche 1
Date of charging the income under the bonds: the list is drawn up as of 13-00 Moscow time 18.02.2002
Date of coupon income payment: 19.02.2002
Size of interest charged on one bond: 22,2 % annual.
Total of the bonds of one tranche, on which the income is charged: 100 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): *18.02.2002*

Code: *1555110D18022002*

Types of securities: The nominal documentary coupon series 05 bond, coupon 7, tranche 1
Date of drawing up the list of bondholders, having the right to receive coupon income: 13-00 Moscow time 18.02.2002

Date of occurrence of the fact (event, action): *20.02.2002*

Code: *1355110D20022002*

The following decision was made at OAO "Kazan GTS" board of directors meeting which took place on February, 15, 2002.

1. *To ratify the decision on issue of nominal non-documentary telephone loan coupon series 06 bonds in amount of 1600 (one thousand six hundred) pieces and Nominal value of each issued bond - 3000 (three thousand) rbl., accommodated by closed subscription*

The decision is accepted unanimously.
7 members of Board of directors participated in the meeting, the quorum for acceptance of the decision was present.

Date of occurrence of the fact (event, action): *19.02.2002*

Code: *1555110D19022002*

Types of securities: The nominal documentary coupon series B, coupon 1, bearer bond
Date of drawing up the list of bondholders, having the right to receive coupon income: 13-00 Moscow time 19.02.2002

Date of occurrence of the fact (event, action): *1.03.2002*

Code: *0455110D01032002*

The name, place and mail address of the legal entity: ZAO "Tatarstan intelligent communications", 3, Lavrentieva Str., Kazan, 420126.
Share of the emitter in the charter capital of the legal entity:
- Before change –0 %
- After change – 30 %
The date, when the change in charter capital took place: 1.03.2002.

Date of occurrence of the fact (event, action): *4.03.2002*

Code: *1155110D04032002*

Types of securities: The nominal documentary coupon series B, coupon 1, bearer bond
Date of charging the income under the bonds: the list is drawn up as of 19.01.2002
Date of coupon income payment: 4.03.2002
Size of interest charged on one bond: 21,25 % annual.
Total of the bonds of one tranche, on which the income is charged: 300 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): *18.03.2002*

Code: *1555110D18032002*

March, 13, 2002 OAO "Kazan GTS" board of directors has made decision on holding the annual general meeting of shareholders. The list of shareholders, having the right to receive dividends, is to be drawn up as of April, 15.

Date of occurrence of the fact (event, action): *19.03.2002*

Code: *1155110D19032002*

Types of securities: The nominal documentary coupon series 5, coupon 7, tranche 2 bond
Date of charging the income under the bonds: the list is drawn up as of 13-00 Moscow time 18.03.2002
Date of coupon income payment: 19.03.2002
Size of interest charged on one bond: 22.2 % annual.
Total of the bonds of one tranche, on which the income is charged: 100 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): *18.03.2002*

Code: *1555110D18032002*

Types of securities: The nominal documentary coupon series 5, coupon 7, tranche 2 bond
Date of drawing up the list of bondholders, having the right to receive coupon income - 13-00 Moscow time 18.03.2002

Date of occurrence of the fact (event, action): *19.02.2002*

Code: *0655110D19022002*

The name, place and mail address of the legal entity: ZAO "Deposit- clearing company", 14/2 building #4, Staraya Basmannaya Str., Moscow, 103064.

The date, when the change took place: 19.02.2002
Circumstances affecting changes: purchase of OAO " Kazan GTS " nominal documentary coupon series B, coupon 1 in amount of 264684 pieces, which makes 88,23 % of total volume of the issue.

Date of occurrence of the fact (event, action): *18.03.2002*

Code: *1355110D18032002*

March 13, 2002 the Board of directors of company has accepted the decision concerning holding the OAO " Kazan GTS " annual general meetings of the shareholders.

The decision:

1. *To hold the annual general meeting of the shareholders in the form of compresence.*
2. *Date of general meeting - May 31, 2002 .*
3. *Place of the meeting: 55-e, N. Ershov Str., Kazan, (GTS assembly hall, 3-rd floor)*
4. *Time of the meeting: 14. 00 Moscow time.*
5. *Time o the beginning of participants registration: from 12.00*
   End time of registration: 13. 45.
6. *List of the persons have the right to participate at the meeting is to be made on April 15, 2002.*
7. *To ratify the agenda of annual general meeting of shareholders:*

1. Procedural questions:
- Ratification of the voting procedure at the General Meeting
- Ratification of the work order at the General Meeting

2. Ratification of the annual report, accounting statements, report on profits and losses, distribution of profits and losses on results of OAO " Kazan GTS " activity in 2001.
2.1 Ratification of 2002 profit distribution budget.

3. Ratification of the board of directors offer on payment of the dividends for 2001.

4. Ratification of the auditor.

5. Election of the members of board of directors.

6. Election of the members of an auditing commission.

7. Ratification of a new version of Charter and internal rules regulating OAO " Kazan GTS " activity, according to the Federal law of Russian Federation dated from 07.08.2001 № 120-F3 " Modification and additions in the Federal law " On joint-stock companies ".

8. Ratification of the affiliated bargains.

8. To publish the information about holding the meeting in the newspaper "Kazanskie vedomosti".
9. To ratify the following list of the information (materials) represented to the shareholders during the preparations to the meeting:
The annual accounting reports, including conclusion of the auditor and auditing commission as a results of annual accounting reports' check, information on the candidates in the executive and control bodies of company, drafts of new version of the charter and rules of the Company.
Results of voting: the decision is accepted unanimously.
6 members of Board of directors participated in the meeting, the quorum for acceptance of the decision was present.

Date of occurrence of the fact (event, action): *18.03.2002*

Code: *1355110D18032002*

March 13, 2002 the company Board of directors of has accepted the following decision
The decision:
1. To ratify the affiliated bargain of OAO " Kazan GTS " , on purchase of ZAO "IC "Elemte" nominal non-documentary coupon series 01 bonds in amount of 1500 (one thousand five hundred) pieces, with nominal value 3200 (three thousand two hundred) roubles each, on a total sum of 4800 000 (four million eight hundred thousand) roubles
Results of voting: "FOR" - 5 votes, Fahriev A.M. did not participate in voting.
6 members of Board of directors participated in the meeting, the quorum for acceptance of the decision was present..

Date of occurrence of the fact (event, action): *27.03.2002*

Code: *0355110D27032002*

The name, place and mail address of the legal entity: ZAO IC, 3, "Elemte", Rahmatullina Str., Kazan, 420503
Share of the legal entity in the charter capital of the emitter:
- Before change –0.6 %
- After change – 6.16 %
The date, when the change in charter capital took place: 27.03.2002.

47. Facts resulted in increase or decrease of the Issuer's assets by more than 10 %.
In the report for I quarter not presented.

The amount of Issuer's assets on the end date of the III quarter of the last year : ***617 837 thousand roubles***
The amount of assets of the Issuer on the end date of the IV quarter of the last year: ***673 522 thousand roubles***

48. Facts resulted in increase of the Issuer's profits (losses) for the reported period by more than 20 % compared with the previous quarter.
not presented

profit (losses) of the issuer for the quarter prior the reported one: ***11 163 thousand roubles***
profit (losses) of the issuer for the reported quarter*:* ***10 634 thousand roubles***

Facts resulted in increase of the Issuer's profits (losses) for the IV quarter of the last year by more than 20 % compared with the III quarter of the last year.

Date of the fact:
Description: ***The increase of the profit was a result of increase of the other operational incomes (issuing income) and increase of the other non-trade incomes (re-structuring of the debt under the foreign contracts)***
Absolute change of the profit (losses) for the IV quarter of the last year in comparison with profit (loss) of the issuer for the III quarter of the last year
13 124 thousand roubles
profit (losses) of the issuer for the III quarter of the last year: ***-1 961 thousand roubles***
profit (losses) of the issuer for the IV quarter of the last year*:* ***11 163 thousand roubles***

УТВЕРЖДЕН
Совет директоров Открытого акционерного общества "Казанская городская телефонная сеть"
Протокол № 21 от 8.05.2002

Председатель совета директоров , министр связи Республики Татарстан Залялов Р.Г.
(подпись)

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: I квартал 2002 г

Открытое акционерное общество "Казанская городская телефонная сеть"

Код эмитента: 55110-D

Место нахождения: Республика Татарстан
Почтовый адрес: 420061 , г.Казань ул.Н.Ершова 55-е

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор Фахриев А.М.
(подпись)

Главный бухгалтер Тюгаева Л.В.
(подпись)

8.05.2002

(М.П.)

Контактное лицо: ***Ахмадуллина Эльвира Равилевна***
инженер по работе с ценными бумагами
Тел.: ***(8432) 72-63-93*** Факс: ***(8432) 72-23 -21***
Адрес электронной почты: ***elia@gts .kazan. su***

Изменения в ежеквартальном отчете за 1 квартал 2002 г.

А. Данные об эмитенте

19. Участники эмитента.

Общее количество акционеров (участников): *2 237*

25. Доли участия всех юридических лиц, в которых эмитент владеет более чем 5 процентами уставного капитала, а также их должностных лиц в уставном капитале эмитента.

25.1 Наименование: ***Закрытое акционерное общество инвестиционная компания "Элемтэ"***

Место нахождения: ***Республика Татарстан***

Почтовый адрес: ***420503 г.Казань ул.Рахматуллина, 3***

Доля эмитента в уставном капитале юридического лица: ***32.86 %***

Доля данного лица в уставном капитале эмитента: ***6.16 %***

32. Количество работников эмитента.

Среднесписочная численность работников эмитента, включая работников, работающих в его филиалах и представительствах, за отчетный период: ***1 059***

42. Существенные факты (события, действия), имевшие место в отчетном квартале.

Дата появления факта (события, действия): ***11.01.2002***
Код: ***1155110D11012002***

Вид ценных бумаг: именная документарная процентная облигация, серия 05, купон 6, транш 3
Дата начисления купонного дохода по облигациям: список составлен по состоянию на 13.00 часов по московскому времени 10.01.2002
Дата выплаты купонного дохода: 11.01.2002
Размер процентов, начисленных на одну облигацию: 22,2 % годовых
Общее количество облигаций одного транша, по которым начислен купонный доход: 100 000 штук
Форма выплаты купонного дохода: денежные средства.

Дата появления факта (события, действия): ***10.01.2002***
Код: ***1555110D10012002***

Вид ценных бумаг : именная документарная процентная облигация, серия 05, купон 6, транш 3
Дата составления списка владельцев облигаций, имеющих право на получение купонного дохода - 13 часов по московскому времени 10 января 2002 г.

Дата появления факта (события, действия): ***31.01.2002***
Код: ***0455110D31012002***

Наименование, место нахождения и почтовый адрес юридического лица:

ООО "Таксофон", Республика Татарстан, 420111, г.Казань ул. Баумана д.17.
Доля эмитента в уставном капитале юридического лица:
- до изменения - 24,5 %
- после изменения - 10 %.
Дата , с которой произошло изменение доли в уставном капитале : 31.01.2002 г.

Дата появления факта (события, действия): *7.02.2002*
Код: *1355110D07022002*

На состоявшемся 28 января 2002 года заседании совета директоров ОАО "Казанская ГТС" были приняты следующие решения:
1. Считать недействительным решение о размещении именных бездокументарных облигаций телефонного займа серии 06 ОАО "Казанская ГТС", принятое на заседании Совета директоров ОАО "Казанская ГТС" 26.07.2001 года.
2. Утвердить решение о размещении именных бездокументарных облигаций телефонного займа серии 06 ОАО "Казанская ГТС" со следующими условиями выпуска:
- Именные бездокументарные облигации телефонного займа;
- Серия 06;
- Общее количество облигаций - 1600 (Одна тысяча шестьсот) шт.
Номинальная стоимость каждой облигации выпуска - 3000 (Три тысячи) руб.;
- Общая номинальная стоимость выпуска - 4 800 000 (Четыре миллиона восемьсот тысяч) руб.;
- Способ размещения - закрытая подписка;
- Срок размещения облигаций выпуска:
размещение облигаций выпуска начинается в первый календарный день, следующий за днем государственной регистрации выпуска облигаций.
Датой окончания размещения облигаций выпуска является дата размещения последней облигации, но не позднее одного года с момента утверждения решения о выпуске ценных бумаг.
- Приобретателем всех облигаций выпуска является государственное унитарное предприятие "Управление почтовой связи "Татарстан почтасы". Почтовый адрес ГУП УПС "Татарстан почтасы": 420111, Россия, Республика Татарстан, г. Казань, ул. Рахматуллина, д.3. ИНН 1654032676.
- Порядок размещения облигаций:
Размещение облигаций осуществляется на основании договора купли - продажи облигаций, заключаемых эмитентом с государственным унитарным предприятием "Управление почтовой связи "Татарстан почтасы".
Договор купли-продажи облигаций может быть заключен в срок с даты начала размещения ценных бумаг до даты окончания размещения ценных бумаг. Договор купли-продажи ценных бумаг выпуска заключается следующим образом: государственное унитарное предприятие "Управление почтовой связи "Татарстан почтасы" и эмитент составляют полный текст договора и одновременно подписывают его уполномоченными лицами.
- Цена размещения каждой облигации выпуска устанавливается в размере 3000 (Три тысячи) рублей.
- порядок оплаты облигаций:
при приобретении ценных бумаг выпуска предусмотрена форма оплаты деньгами.

Условия и порядок оплаты облигаций выпуска денежными средствами:

Форма расчетов - безналичная в российских рублях.
Периодичность платежей - однократно. Рассрочка при оплате облигаций денежными

средствами не предусмотрена.
При оплате облигаций денежные средства перечисляются ГУП "Управление почтовой связи "Татарстан почтасы" на расчетный счет эмитента № 40702810500020001670 в открытом акционерном обществе "Акционерный коммерческий банк "АК БАРС" , корреспондентский счет № 30101810000000000805, БИК 049205805.

При приобретении ценных бумаг выпуска предусмотрена форма оплаты неденежными средствами.

Условия и порядок оплаты облигаций выпуска неденежными средствами:

Виды неденежных средств, принимаемых к оплате при приобретении ценных бумаг выпуска:

Вид: Простой именной вексель государственного унитарного предприятия "Управление почтовой связи "Татарстан почтасы"
Характеристика : Беспроцентный, срок погашения - по истечении 3 (Трех) месяцев с даты составления.
Место платежа: г. Казань. Место составления векселя: г. Казань, ул. Рахматуллина, 3

При оплате облигаций выпуска векселем составляется договор купли-продажи облигаций. Передача векселя в счет оплаты облигаций оформляется актом приема-передачи векселя, подписываемого уполномоченными лицами эмитента и ГУП УПС "Татарстан почтасы". Рассрочка при оплате облигаций векселем не предусмотрена. Вексель составляется в полном соответствии с Федеральным законом от 11 марта 1997 г. N 48-ФЗ "О переводном и простом векселе".
При оплате облигаций векселем государственное унитарное предприятие "Управление почтовой связи "Татарстан почтасы" обязуется перевести денежные средства в срок погашения, указанный в векселе, на расчетный счет эмитента № 40702810500020001670 в открытом акционерном обществе "Акционерный коммерческий банк "АК БАРС" , корреспондентский счет № 30101810000000000805, БИК 049205805.
Форма погашения векселя: безналичная в российских рублях.
- Форма погашения облигаций.
Погашение облигаций выпуска производится владельцам облигаций, являющимися таковыми по состоянию на дату составления списка владельцев облигаций - на 18.00 часов московского времени дня, предшествующему 3-му (третьему) рабочему дню до даты начала погашения облигаций.
Список владельцев облигаций выпуска составляется профессиональным участником рынка ценных бумаг, имеющим лицензию на ведение реестра владельцев ценных бумаг (реестродержатель), на основании договора о ведении реестра между эмитентом и реестродержателем.
Погашение облигаций выпуска происходит в порядке очередности поступивших письменных требований. Владелец облигации для ее погашения направляет письменное требование по месту нахождения платежного агента.
Письменное требование владельца на погашение облигаций выпуска должно содержать:
а) количество облигаций и реквизиты выпуска принадлежащих владельцу облигаций, по которым осуществляются денежные выплаты;
б) юридический, почтовый адреса, контактные телефоны лица, уполномоченного получать указанные суммы по облигациям;
в) налоговый статус лица, уполномоченного получать суммы погашения и иных доходов по Облигациям (резидент, нерезидент с постоянным представительством в РФ, нерезидент без постоянного представительства в РФ);
г) реквизиты банковского счета лица, уполномоченного получать указанные суммы по облигациям.

Выплата денежных средств при погашении облигаций производится платежным агентом в безналичном порядке в течение 10 (десяти) дней с даты предоставления владельцем облигации письменного требования на ее погашение.
Непредставление письменного требования владельцем облигации на ее погашение в установленный период погашения облигаций не освобождает эмитента от обязательства погашения облигаций в сроки исковой давности, установленные действующим законодательством РФ.
Сведения о платежном агенте по погашению облигаций.

Полное фирменное наименование юридического лица: закрытое акционерное общество "Инвестиционная компания "Элемтэ".
Сокращенное фирменное наименование: ЗАО ИК "Элемтэ"
Место нахождения: Республика Татарстан, г. Казань.
Почтовый адрес: 420503, а/я 258, г. Казань, ул. Рахматуллина, д.3.
Контактные телефоны: (8432) 64-26-12, 64-41-20.
Лицензия № 000-02242-111400 от 01 ноября 1999 года, выдана Федеральной комиссией по рынку ценных бумаг РФ.
- Срок погашения облигаций.
Дата начала погашения облигаций выпуска: 02 февраля 2004 года.
Дата окончания погашения облигаций выпуска: 31 марта 2004 года.
- Возможность и условия досрочного погашения облигаций.
Досрочное погашение облигаций выпуска производится только в форме получения внеочередного доступа к телефонной сети, равного номинальной стоимости облигации. Внеочередной доступ к телефонной сети предоставляется эмитентом облигаций.
- Срок досрочного погашения облигаций.
Дата начала досрочного погашения облигаций выпуска: со следующего рабочего дня после дня государственной регистрации отчета об итогах выпуска ценных бумаг.
Дата окончания досрочного погашения облигаций выпуска: 26 января 2004 года.

- Условия досрочного погашения облигаций.
Условием досрочного погашения облигации является наличие технической возможности установки телефона по адресу владельца облигации путем внеочередного доступа к телефонной сети.
Реализация права на внеочередное предоставление доступа к телефонной сети путем заключения договора на оказание услуг телефонной связи осуществляется в следующем порядке: покупатель (владелец) облигациии подает заявление на проверку технической возможности установки телефона на любой пункт продажи ценных бумаг по адресам, указанным в п.13 настоящего решения о выпуске; техническая возможность установки телефона определяется эмитентом в течение 10 (Десяти) дней со дня подачи заявления; результаты проверки наличия технической возможности отмечаются на поданном владельцем облигации заявлении. Наличие технической возможности означает право для владельца (покупателя) облигации заключить договор на оказание услуг телефонной связи по заявленному адресу.
Датой досрочного погашения облигации является дата заключения договора об оказании услуг телефонной связи между эмитентом облигации и владельцем облигации по указанному владельцем облигации адресу.
Досрочное погашение облигаций выпуска в денежной форме не предусмотрено. Владелец облигации не оплачивает договор на оказание услуг телефонной связи в случае погашения облигации путем предоставления внеочередного доступа к телефонной сети.
Платежный агент в случае досрочного погашения облигаций не предусмотрен.

2. Назначить ЗАО "Инвестиционная компания "Элемтэ" генеральным агентом по организации выпуска именных бездокументарных облигаций телефонного займа серии

06.

Дата появления факта (события, действия): *19.02.2002*
Код: *1155110D19022002*

Вид ценных бумаг : именная документарная процентная облигация, серия 05 , купон 7 , транш 1
Дата начисления купонного дохода по облигациям : список составлен по состоянию на 13.00 часов по московскому времени 18.02.2002.
Дата выплаты купонного дохода : 19.02.2002
Размер процентов, начисленных на одну облигацию : 22,2 % годовых.
Общее количество облигаций одного транша, по которым начислен купонный доход : 100 000 штук
Форма выплаты купонного дохода : денежные средства.

Дата появления факта (события, действия): *18.02.2002*
Код: *1555110D18022002*

Вид ценных бумаг: именная документарная процентная облигация, серия 05, купон 7, транш 1
Дата составления списка владельцев облигаций, имеющих право на получение купонного дохода - 13 часов по московскому времени 18.02.2002 .

Дата появления факта (события, действия): *20.02.2002*
Код: *1355110D20022002*

На заседании совета директоров ОАО "Казанская ГТС", состоявшемся 15 февраля 2002 , года было принято следующее решение:
1. Утвердить решение о выпуске ОАО "Казанская ГТС" именных бездокументарных облигаций телефонного займа серии 06 в количестве 1600 (Одна тысяча шестьсот) шт. и номинальной стоимостью 3000 (Три тысячи) руб. каждая, размещаемых путем закрытой подписки.
Решение принято единогласно, кворум для принятия решения имеется, на заседании присутствовали 7 членов совета директоров.

Дата появления факта (события, действия): *19.02.2002*
Код: *1555110D19022002*

Вид ценных бумаг: именная документарная процентная облигация на предъявителя серии Б,
купон 1.
Дата составления списка владельцев облигаций, имеющих право на получение купонного дохода - 19 февраля 2002 г.

Дата появления факта (события, действия): ***1.03.2002***
Код: ***0455110D01032002***

Наименование, место нахождения и почтовый адрес юридического лица:
ЗАО "Татарстанские интеллектуальные коммуникации", Республика Татарстан, 420126, г.Казань ул. Лаврентьева д.3.
Доля эмитента в уставном капитале юридического лица:
- до изменения - 0 %
- после изменения - 30 %.
Дата , с которой произошло изменение доли в уставном капитале : 01.03.2002 г.

Дата появления факта (события, действия): ***4.03.2002***
Код: ***1155110D04032002***

Вид ценных бумаг : именная документарная процентная облигация на предъявителя серии Б , купон 1 .
Дата начисления купонного дохода по облигациям : список составлен по состоянию на 19.02.2002.
Дата выплаты купонного дохода : 04.03.2002
Размер процентов, начисленных на одну облигацию : 21,25 % годовых.
Общее количество облигаций одного транша, по которым начислен купонный доход : 300 000 штук
Форма выплаты купонного дохода : денежные средства.

Дата появления факта (события, действия): ***18.03.2002***
Код: ***1555110D18032002***

13 марта 2002 года совет директоров ОАО "Казанская ГТС" принял решение по поводу проведения годового общего собрания акционеров.
Список акционеров, имеющих право на участие в общем собрании акционеров и получение годовых дивидендов, решено составить на 15 апреля 2002 года.

Дата появления факта (события, действия): ***19.03.2002***
Код: ***1155110D19032002***

Вид ценных бумаг : именная документарная процентная облигация, серия 05 , купон 7 , транш 2
Дата начисления купонного дохода по облигациям : список составлен по состоянию на 13.00 часов по московскому времени 18.03.2002.
Дата выплаты купонного дохода : 19.03.2002
Размер процентов, начисленных на одну облигацию : 22,2 % годовых.
Общее количество облигаций одного транша, по которым начислен купонный доход :

100 000 штук
Форма выплаты купонного дохода : денежные средства.

Дата появления факта (события, действия): ***18.03.2002***
Код: ***1555110D18032002***

Вид ценных бумаг: именная документарная процентная облигация, серия 05, купон 7, транш 2
Дата составления списка владельцев облигаций, имеющих право на получение купонного дохода - 13 часов по московскому времени 18.03.2002 .

Дата появления факта (события, действия): ***19.02.2002***
Код: ***0655110D19022002***

Наименование, место нахождения и почтовый адрес юридического лица:
ЗАО "Депозитарно- клиринговая компания", РФ, 103064, г.Москва ул.Старая Басманная, д. 14/2, строение 4.
Дата, с которой произошли изменения: 19.02.2002
Обстоятельства, являющиеся основанием изменений: приобретение документарных процентных облигаций на предъявителя серии Б ОАО "Казанская ГТС" в количестве 264684 штуки, что составляет 88,23 % от от объема выпуска.

Дата появления факта (события, действия): ***18.03.2002***
Код: ***1355110D18032002***

13 марта 2002 года Совет директоров общества принял решение по поводу проведения годового
общего собрания акционеров ОАО "Казанская ГТС".
Решение:
1. Провести годовое общее собрание акционеров в форме совместного присутствия.
2. Дата проведения общего собрания - 31 мая 2002 г..
3. Место проведения: г.Казань, ул. Н.Ершова д. 55 Е (актовый зал ГТС, 3 этаж)
4. Время проведения : в 14. 00 часов по московскому времени.
5. Дата начала регистрации участников с 12.00
Дата окончания регистрации 13 . 45 .
6. Список лиц, имеющих право на участие в собрании составить на 15 апреля 2002 г. .
7. Утвердить повестку дня годового общего собрания акционеров :

1. Процедурные вопросы :
- утверждение процедуры голосования на Общем собрании
- утверждение регламента работы на Общем собрании

2. Утверждение годового отчета, бухгалтерской отчетности, отчета о прибылях и убытках, распределение прибылей и убытков по итогам деятельности ОАО "Казанская ГТС" за 2001 год.
2.1 Утверждение сметы распределения прибыли 2002 года.

3. Утверждение предложения совета директоров по выплате дивидендов за 2001 год.

4. Утверждение аудитора.

5. Избрание членов совета директоров .

6. Избрание членов ревизионной комиссии.

7. Утверждение в новой редакции Устава и внутренних положений, регулирующих деятельность ОАО "Казанская ГТС" в соответствии с Федеральным законом РФ от 07.08.2001 № 120-ФЗ "О внесении изменений и дополнений в Федеральный закон "Об акционерных обществах".

8. Об одобрении сделки, в совершении которой имеется заинтересованность.

8. Сообщение о проведении собрания опубликовать в газете " Казанские ведомости " .
9. Утвердить следующий перечень информации (материалов) , предоставляемых акционерам при подготовке к проведению собрания:
годовая бухгалтерская отчетность, в том числе заключение аудитора и ревизионной комиссии по результатам проверки годовой бухгалтерской отчетности, сведедения о кандидатах в исполнительный и контрольный органы общества, проекты устава и положений общества в новой редакции.
Результаты голосования: решение принято единогласно.
На заседании присутствовали 6 членов Совета директоров, кворум для принятия решения имеется.

Дата появления факта (события, действия): *18.03.2002*
Код: *1355110D18032002*

13 марта 2002 года Совет директоров общества принял следующее
Решение:
1. Одобрить заключение ОАО "Казанская ГТС" сделки, в совершении которой имеется заинтересованность, по приобретению ОАО "Казанская ГТС" процентных именных бездокументарных облигаций ЗАО "ИК "Элемтэ" серии 01 в количестве 1500 (одна тысяча пятьсот) штук, номинальной стоимостью 3200 (три тысячи двести) рублей каждая, на общую сумму 4800 000 (четыре миллиона восемьсот тысяч) рублей
Результаты голосования: "ЗА" - 5 голосов, в голосовании не участвует Фахриев А.М.
На заседании присутствовало 6 членов совета директоров, кворум для принятия решения имеется.

Дата появления факта (события, действия): *27.03.2002*
Код: *0355110D27032002*

Наименование, место нахождения и почтовый адрес юридического лица, доля участия которого изменилась:
ЗАО ИК "Элемтэ", Республика Татарстан, 420503, г.Казань ул.Рахматуллина д.3.
Доля юридического лица в уставном капитале эмитента :
- до изменения - 0,6 %
- после изменения - 6,16 %.
Дата , с которой произошло изменение доли в уставном капитале : 27.03.2002 г.

47. Факты, повлекшие увеличение или уменьшение величины активов эмитента более чем на 10 процентов за отчетный квартал.

Указанные факты не имели места

Величина активов эмитента на дату окончания квартала, предшествующего отчетному: ***673 522 тыс. руб.***

Величина активов эмитента на дату окончания отчетного квартала: ***698 279 тыс. руб.***

Факты, повлекшие увеличение или уменьшение величины активов эмитента более чем на 10 процентов за IV квартал прошлого года.

Указанные факты не имели места

Величина активов эмитента на дату окончания III квартала прошлого года: ***617 837 тыс. руб.***

Величина активов эмитента на дату окончания IV квартала прошлого года: ***673 522 тыс. руб.***

48. Факты, повлекшие увеличение в отчетном квартале прибыли (убытков) эмитента более чем на 20 процентов по сравнению с предыдущим кварталом.

указанные факты не имели места

Значение прибыли (убытков) эмитента за квартал, предшествующий отчетному: ***11 163 тыс. руб.***

Значение прибыли (убытков) эмитента за отчетный квартал: ***10 634 тыс. руб.***

Факты, повлекшие увеличение в IV квартале прошлого года прибыли (убытков) эмитента более чем на 20 процентов по сравнению с III кварталом прошлого года.

Дата появления факта (фактов):

Описание: ***Увеличение прибыли произошло в связи с увеличениемм прочих операционных доходов (эмиссионный доход) и увеличением прочих внереализационных доходов (реструктуризация долга по иностранным контрактам)***

Абсолютное изменение прибыли (убытков) за IV квартал прошлого года по сравнению с прибылью (убытком) эмитента за III квартал прошлого года: ***13 124 тыс. руб.***

Значение прибыли (убытков) эмитента за III квартал прошлого года: ***-1 961 тыс. руб.***

Значение прибыли (убытков) эмитента за IV квартал прошлого года: ***11 163 тыс. руб.***